January 15th, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Expands the Martha Vein to the Southeast at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Additional drilling has extended the Martha Vein southeastward; including a thick mineralized zone 400 metres south of the area reported in the October 1st, 2007, 43-101 Compliant Resource Estimate.

Hole BP07-146 hit a true width of 15.15 metres grading gold 0.321 g/t, silver 141.7 g/t for a silver-equivalent of 160.9 g/t. It includes a higher grade core of 8.20 metres grading gold 0.519 g/t, silver 213.3 g/t for a silver-equivalent of 244.5 g/t. This hole expands the area previously reported with hole BP07-135, which yielded 16.55 metres of gold 0.363 g/t and silver 355.9 g/t for a silver equivalent of 377.7 g/t (see news release dated November 19th, 2007).

Gary Cope, President of Orko Silver, adds, “These results continue to demonstrate that the Martha Vein is a major developing story at La Preciosa. The grades combined with large widths are very encouraging for our next 43-101 Resource Estimate expected to be released at the end of the first quarter. We are also happy to report that the 2008 Exploration program is now fully operational with all 4 rigs drilling at La Preciosa.”

The following holes highlight results from drilling targeted to intercept the Martha Vein and other veins.

BP07-146

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	302.54	318.66	16.12	15.15	0.321	141.7	160.9
Includes	309.93	318.66	8.73	8.20	0.519	213.3	244.5
Includes	317.55	318.66	1.11	1.04	1.035	443.4	505.5

Unnamed	333.45	334.15	0.70	0.54	0.404	422.7	447.0
Includes	333.95	334.15	0.20	0.15	0.602	1,089.7	1,125.8

Unnamed	348.94	349.46	0.52	0.49	1.648	256.0	354.9

Unnamed	369.93	370.45	0.52	0.50	0.341	467.5	488.0

Hole BP07-146 is located east of La Preciosa Ridge on mine section 15,100 N, 100 metres east of hole BP07-136, as well as 100 metres east and 100 metres north of high- grade hole BP07-141. It is oriented azimuth 090, dip -45 degrees.

BP07-144

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha(total)	327.56	357.49	29.93	28.03	0.080	82.6	87.4

Marthita	327.56	331.68	4.12	3.87	0.090	172.2	177.5
Includes	329.74	331.68	1.94	1.82	0.124	317.7	325.2
Includes	330.05	330.25	0.20	0.19	0.375	1,006.5	1,029.0

Martha	348.50	357.49	8.99	8.45	0.179	147.2	158.0
Includes	353.71	357.49	3.78	3.55	0.272	207.9	224.2
Includes	355.62	356.20	0.58	0.55	0.815	531.2	580.1

Hole BP07-144 is located on the east side of La Preciosa Ridge, azimuth 090o, dip -45o, 100 metres east of hole BP07-141 and 100 metres south of BP07-146, on mine-section 15,000 N. The interval Martha (total) is from Marthita to Martha and all the sub-intervals.

BP07-143

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	391.36	397.67	6.31	5.93	0.311	181.1	199.8
Includes	395.08	397.67	2.59	2.43	0.611	415.9	452.6
Includes	395.68	395.90	0.22	0.21	1.035	982.4	1,044.5

Hole BP07-143 is located on the east side of La Preciosa Ridge, azimuth 090o, dip -45o, 100 metres east of hole BP06-138 and 100 metres south of hole BP07-144, on mine- section 14,900 N. There is one internal interval of “no recovery” entered as zero grade, thus the overall grade may be understated.

BP07-142

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	231.17	237.10	5.93	5.57	0.059	37.6	41.2
Includes	233.75	235.07	1.32	1.24	0.146	95.6	104.4
Includes	233.99	234.25	0.26	0.24	0.320	239.8	259.0

Hole BP07-142 is located north of La Preciosa Ridge on mine section 15,800 N, 100 metres east of hole BP07-125A. It is oriented azimuth 090, dip -45 degrees.

BP07-141

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha(total)	398.84	431.17	33.35	31.34	0.082	81.2	86.1

Marthita	398.84	403.01	4.17	3.92	0.040	101.0	103.4
Includes	399.54	401.26	1.72	1.62	0.042	117.8	120.3
Includes	402.71	403.01	0.30	0.28	0.030	410.8	412.6

Martha	426.38	432.19	5.81	5.46	0.349	280.5	301.4
Includes	429.40	432.19	2.79	2.62	0.554	500.6	533.8
Includes	429.40	431.17	1.77	1.66	0.745	661.7	706.4

Hole BP07-141 is located on the east side of La Preciosa Ridge, azimuth 090o, dip -50o, 100 metres east of hole BP07-135, on mine-section 15,000 N. The interval Martha (total) is from Marthita to Martha and all the sub-intervals. Martha (total) also grades 0.21 % Pb and 0.71 % Zn.

BP07-140

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	246.30	259.53	13.23	12.43	0.068	60.4	64.5
Includes	246.30	248.91	2.61	2.45	0.167	107.5	117.5
Includes	246.30	247.78	1.48	1.39	0.254	157.1	172.4

Hole BP07-140 is located north of La Preciosa Ridge on mine section 15,600 N, 100 metres east of hole BP07-124. It is oriented azimuth 090, dip -48 degrees.

BP07-139

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	187.93	189.13	1.20	1.13	0.095	277.9	283.6

Martha	220.50	235.92	15.42	14.49	0.169	59.4	69.5
Includes	220.50	222.68	2.08	1.95	0.444	146.6	173.2
Includes	220.50	221.79	1.29	1.21	0.611	215.0	251.6

Hole BP07-139 is located north of La Preciosa Ridge on mine section 15,500 N, 100 metres east of hole BP07-128. It is oriented azimuth 090, dip -60 degrees.

BP07-138

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	436.94	442.86	5.92	5.56	0.130	47.0	54.8
Includes	436.94	438.60	1.66	1.56	0.181	95.0	105.9
Includes	437.14	437.59	0.45	0.42	0.406	248.7	273.1

Hole BP07-138 is located on the east side of La Preciosa Ridge, azimuth 090o, dip -50o, 100 metres east of hole BP06-68, on mine-section 14,900 N.

BP07-137

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	455.25	460.06	4.81	4.35	0.069	35.1	39.3
Includes	455.64	459.61	3.97	3.60	0.065	36.7	40.6
Includes	457.78	458.05	0.27	0.24	0.039	111.2	113.5

Hole BP07-137 is located on the east side of La Preciosa Ridge, 100 metres east of hole BP06-65, on mine grid 14,800 N, azimuth 090, dip -50 degrees. The Martha structure is present, but does not meet current grade requirements.

BP07-136

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	324.07	331.04	6.97	4.93	0.134	48.1	56.2
Includes	324.07	325.87	1.80	1.27	0.347	93.8	114.6
Includes	324.07	324.89	0.82	0.58	0.445	121.3	148.0

Unnamed	407.47	411.06	3.59	3.11	0.322	109.8	129.1
Includes	407.47	409.18	1.71	1.48	0.463	132.9	159.1

Hole BP07-136 is located east of La Preciosa Ridge on mine section 15,100 N, 100 metres east of hole BP07-133. It is oriented azimuth 090, dip -50 degrees.

BP07-134

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	118.09	119.85	1.76	1.65	0.140	115.9	124.3
Includes	118.09	118.29	0.20	0.19	0.057	515.6	519.0

Martha	243.32	255.05	11.73	11.33	0.609	106.2	142.7
Includes	243.84	249.12	5.28	5.10	0.977	125.3	184.0
Includes	254.00	254.20	0.20	0.19	0.821	1,043.1	1,092.4

Unnamed	405.21	406.96	1.75	1.52	0.248	170.3	185.2
Includes	405.64	406.96	1.32	1.14	0.267	222.4	238.4

Hole BP07-134 is located on the east side of La Preciosa Ridge, mine-section 15,200 N, at azimuth 090, dip -50. It was drilled from the same pad as the vertical hole BP07-131, thus its Martha intercept is further to the east.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews011508.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .